Exhibit 99.1

China New Borun Announces Fourth Quarter and Full Year 2012 Unaudited Financial Results

Company Beats Fourth Quarter Guidance

Fourth Quarter 2012 Net Operating Cash Flow of RMB63 Million

Announces RMB300 Million Investment in New Foam Insulation and Chlorinated Polyethylene Plant

Beijing, China, March 7, 2013 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the fourth quarter and full year 2012. The Company also announced that it would invest RMB300 million to construct a new foam insulation and chlorinated polyethylene (“CPE”) plant.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “Despite a persistently challenging environment that continues to weigh heavily on demand of edible alcohol from our customers in the baijiu and chemical industries, I’m pleased that we were able to exceed our revenue guidance and generate positive income and cash flows from operations. I’m excited about our expansion into promising sectors of foam insulation and CPE that currently experience solid demand and offers great potential for Borun to drive revenue growth, expand margins, and diversify market concentration risks.”

Fourth Quarter 2012 Quick View

•	Total revenue decreased 33.9% to RMB503.4 million ($80.1 million1) from RMB762.0 million in the fourth quarter of 2011.

•	Gross profit decreased 54.7% to RMB54.4 million ($8.7 million) from RMB120.1 million in the fourth quarter of 2011.

•	Net income decreased 70.1% to RMB21.6 million ($3.4 million) from RMB72.1 million in the fourth quarter of 2011.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.84 ($0.13) for the quarter ended December 31, 2012. Each ADS represents one of the Company's ordinary shares.

•	Net operating cash flow was RMB63.2 million ($10.1 million) in the fourth quarter of 2012.

Mr. Wang continued, “I’m optimistic about the new growth opportunities offered by the foam insulation and CPE plant, as our research indicates a broad use for the products. We expect to complete construction and begin trial production in the third quarter of 2013, and with an initial total capacity of 80,000 cubic meters of foam insulation products and 25,000 tons of CPE products, we estimate the new project can eventually contribute up to RMB300 million of annual revenue. Although the production and selling of foam insulation and CPE is different from those of edible alcohol, we believe our core operational advantages are transferable. We are confident that our efficient production processes, sourcing and distribution capabilities, and local market knowledge and relationships can all be effectively applied to the new sectors. As such, while I anticipate demand, ASP, and margins for our edible alcohol business will require additional time to recover, I’m encouraged that we are able deploy our operating earnings and expertise to capture a new growth opportunity that should eventually be accretive to our margins and net profits.”

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Fourth Quarter 2012 Financial Performance

For the fourth quarter of 2012, revenue decreased by 33.9% year-over-year to RMB503.4 million ($80.1 million) from RMB762.0 million in the same period of 2011. The decrease in revenue was mainly attributable to lower average selling price and a decrease in sales volume of edible alcohol due to weaker demand from the baijiu and chemical industries.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol, decreased by 35.5% to RMB345.7 million ($55.0 million) in the fourth quarter of 2012, compared to RMB536.1 million in the fourth quarter of 2011. The sales volume of edible alcohol decreased by 32.8% year-over-year to 63,884 tons, primarily due to lower production as a result of weaker demand. In the fourth quarter of 2012, average selling price of edible alcohol decreased by 4.0% year-over-year to RMB5,411 per ton.

•	Revenue from DDGS Feed decreased by 28.5% to RMB105.6 million ($16.8 million) in the fourth quarter of 2012, compared to RMB147.8 million in the fourth quarter of 2011. The sales volume of DDGS Feed in the fourth quarter of 2012 decreased by 33.9% year-over-year to 53,939 tons, and average selling price increased by 8.2% year-over-year to RMB1,959 per ton.

•	Revenue from liquid carbon dioxide decreased by 34.8% to RMB10.9 million ($1.7 million) in the fourth quarter of 2012 compared to RMB16.7 million in the fourth quarter of 2011. The sales volume of liquid carbon dioxide in the fourth quarter of 2012 decreased by 31.2% to 23,454 tons, and average selling price decreased by 5.2% year-over-year to RMB464 per ton.

•	Revenue from crude corn oil decreased by 33.0% to RMB41.2 million ($6.6 million) in the fourth quarter of 2012 compared to RMB61.4 million in the fourth quarter of 2011. The sales volume of crude corn oil in the fourth quarter of 2012 decreased by 30.2% year-over-year to 5,339 tons, and average selling price decreased by 4.0% year-over-year to RMB7,712 per ton.

During the fourth quarter of 2012, gross profit decreased by 54.7% to RMB54.4 million ($8.7 million) from RMB120.1 million in the same period of 2011. Gross margin for the fourth quarter of 2012 decreased to 10.8%, from 15.8% in the same period of 2011, which was primarily attributable to a combination of increased corn purchase price and decreased average selling price.

Operating income, despite a lower year-over-year level of operating expenses, decreased by 59.1% to RMB42.9 million ($6.8 million) in the fourth quarter of 2012, from RMB104.9 million in the same period of 2011, primarily due to lower gross profit earned.

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Selling expenses decreased by 26.3% to RMB 1.3 million ($0.2 million) in the fourth quarter of 2012, from RMB 1.7 million in the same period of 2011, in line with the decrease in revenue.

General and administrative expenses decreased by 24.0% to RMB10.2 million ($1.6 million) in the fourth quarter of 2012, from RMB13.5 million in the same period of 2011, benefiting from disciplined cost control.

Income tax expenses in the fourth quarter of 2012 were RMB7.2 million ($1.1 million), representing an effective tax rate of 25.0%.

Net income decreased by 70.1% to RMB21.6 million ($3.4 million) in the fourth quarter of 2012, compared to RMB72.1 million in the same quarter of 2011. In the fourth quarter of 2012, basic and diluted earnings per share and per ADS were RMB0.84 ($0.13), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of December 31, 2012, the Company had cash and bank deposits of RMB685.7 million ($109.1 million), representing an increase of RMB461.8 million, compared with RMB223.9 million as of December 31, 2011. Cash flows generated from operating activities were RMB63.2 million ($10.1 million) for the fourth quarter of 2012.

Full Year 2012 Financial Performance

For the year ended December 31, 2012, total revenue decreased 3.6% year-over-year to RMB2,587.4 million ($411.7 million), from RMB2,685.2 million for the year ended December 31, 2011. Gross profit decreased 32.0% year-over-year to RMB346.8 million ($55.2 million), from RMB510.2 million for the year ended December 31, 2011. Operating income decreased 35.2% year-over-year to RMB292.4 million ($46.5 million), from RMB451.1 million for the year ended December 31, 2011. Net income decreased 39.9% year-over-year to RMB188.2 million ($29.9 million), from RMB313.0 million for the year ended December 31, 2011. Basic and diluted earnings per share or ADS decreased to RMB7.31 ($1.16), from RMB12.17 in the prior year. Weighted average number of basic and diluted shares outstanding was approximately 25.7 million in 2012.

Financial Outlook

The Company estimates that its revenue for the first quarter of 2013 will be in the range of RMB385.0 million ($61.3 million) to RMB420.0 million ($66.8 million), a decrease of approximately 46.6% to 41.8% over the same quarter in 2012.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

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Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, March 7, 2013 (9:00 p.m. Beijing time on Thursday, March 7, 2013) to discuss the results and highlights from the fourth quarter and full year of 2012 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free: 1-866-519-4004

US Toll/International: 1-718-354-1231

Hong Kong Toll Free: 800-930-346

Hong Kong Toll: 852-2475-0994

China Toll Free: 800-819-0121

China Toll Free (Mobile): 400-620-8038

Conference ID: 96622365

A replay of the webcast will be accessible through March 14, 2013 on http://ir.chinanewborun.com or by dialing:

United States toll free: 1-855-452-5696

International: 61-2-8199-0299

Passcode 96622365

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun's edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Wendy Sun

Asia Bridge Capital Limited

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

	December 31, 2011	December 31, 2012
	RMB	RMB	US$
Assets
Cash	223,875,750	685,692,645	109,091,185
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	300,023,348	302,779,899	48,171,172
Inventories	86,205,820	138,280,880	21,999,981
Advance to suppliers	143,742,755	157,476,640	25,053,956
Other receivables	12,682,305	34,880,868	5,549,418
Prepaid expenses	3,957,293	6,039,816	960,913
Total current assets	770,487,271	1,325,150,748	210,826,625
Property, plant and equipment, net	1,127,381,307	1,047,934,015	166,722,459
Land use right, net	57,583,427	56,432,887	8,978,265
Intangible assets, net	17,301,257	13,475,014	2,143,825
Total assets	1,972,753,262	2,442,992,664	388,671,174

Liabilities and shareholders’ equity
Trade accounts payable	13,200,118	12,605,132	2,005,430
Accrued expenses and other payables	86,945,695	63,942,736	10,173,055
Income taxes payable	34,475,778	6,661,771	1,059,863
Short-term borrowings	508,700,000	842,200,000	133,990,932
Total current liabilities and total liabilities	643,321,591	925,409,639	147,229,280

Shareholders’ equity
Ordinary share – (December 31, 2011 and 2012: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,478,114
Retained earnings – appropriated	99,586,852	118,401,996	18,837,323
Retained earnings – unappropriated	762,010,754	931,347,064	148,173,902
Accumulated other comprehensive loss	(473,718)	(473,818)	(73,170)
Total shareholders’ equity	1,329,431,671	1,517,583,025	241,441,894
Total liabilities and shareholders’ equity	1,972,753,262	2,442,992,664	388,671,174

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2011	September 30, 2012	December 31, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	762,037,367	559,159,766	503,375,028	80,085,121
Cost of goods sold	641,947,866	492,110,107	448,934,524	71,423,836
Gross profit	120,089,501	67,049,659	54,440,504	8,661,285
Operating expenses:
Selling	1,746,508	964,123	1,286,558	204,687
General and administrative	13,474,509	11,692,129	10,238,935	1,628,977
Total operating expenses	15,221,017	12,656,252	11,525,493	1,833,664
Operating income	104,868,484	54,393,407	42,915,011	6,827,621
Other (income) expenses:
Interest income	(373,057)	(232,978)	(438,967)	(69,838)
Interest expense	9,046,705	8,302,047	14,371,023	2,286,377
Others, net	(30,810)	(17,124)	194,026	30,869
Total other expense, net	8,642,838	8,051,945	14,126,082	2,247,408
Income before income taxes	96,225,646	46,341,462	28,788,929	4,580,213
Income tax expense	24,076,500	11,585,365	7,197,232	1,145,053
Net income	72,149,146	34,756,097	21,591,697	3,435,160

Earnings per share:
Basic and diluted	2.80	1.35	0.84	0.13
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2011	December 31, 2012
	(RMB)	(RMB)	(US$)

Revenues	2,685,223,409	2,587,441,751	411,652,494
Cost of goods sold	2,175,060,342	2,240,600,096	356,471,259
Gross profit	510,163,067	346,841,655	55,181,235
Operating expenses:
Selling	5,281,112	4,566,943	726,584
General and administrative	53,779,944	49,845,321	7,930,208
Total operating expenses	59,061,056	54,412,264	8,656,792
Operating income	451,102,011	292,429,391	46,524,443
Other (income) expenses:
Interest income	(1,169,183)	(1,364,810)	(217,136)
Interest expense	34,114,359	42,767,789	6,804,198
Others, net	(32,319)	157,807	25,107
Total other expense, net	32,912,857	41,560,786	6,612,169
Income before income taxes	418,189,154	250,868,605	39,912,274
Income tax expense	105,194,680	62,717,151	9,978,069
Net income	312,994,474	188,151,454	29,934,205

Earnings per share:
Basic and diluted	12.17	7.31	1.16
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000

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